Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-121790

ICON LEASING FUND ELEVEN, LLC

SUPPLEMENT NO. 6

DATED March 17, 2006

TO PROSPECTUS DATED

APRIL 21, 2005

Summary

We are providing you with this Supplement No. 6 dated March 17, 2006 to update the Prospectus dated April 21, 2005, as amended by Supplement No. 1, dated June 17, 2005, Supplement No. 2, dated June 27, 2005; Supplement No. 3, dated August 15, 2005; Supplement No. 4, dated November 15, 2005 and Supplement No. 5, dated November 28, 2005. The information in this Supplement No. 6 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Eleven, LLC (“Fund Eleven”) Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. This Supplement No. 6 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5.

The primary purposes of this Supplement No. 6 are to:

•	Describe the current status of the offering;
•	Provide information regarding the acquisition of a lease portfolio by Fund Eleven;
•	Provide information regarding several lease transactions entered into by Fund Eleven; and
•	Update certain information regarding ICON Capital Corp.

Current Status of the Offering

At March 14, 2006, 143,494.16643 membership interests have been sold to 3,909 additional members, and those additional members had contributed capital of $143,494,166.43 to Fund Eleven. Fund Eleven’s potential acquisition and current portfolio are described under the headings “Potential Acquisition” and “Lease Transactions” below. The minimum offering of $1.2 million was achieved on May 6, 2005, and the $10.0 million minimum offering for the Commonwealth of Pennsylvania was achieved on May 26, 2005.

Our Compensation

Through March 14, 2006, Fund Eleven paid and accrued the following costs in connection with its offering of membership interests: sales commissions to third parties in the amount of $11,445,660, underwriting commissions to affiliated parties in the amount of $2,869,812 and the organizational and offering fees to affiliated parties in the amount of $3,652,358. These fees are described on pages 26 and 27 of the Prospectus.

Acquisition of Leasing Portfolio

Clearlink Transaction

On January 17, 2006, Fund Eleven entered into a Purchase and Sale Agreement by and among ICON Capital Corp., the manager of Fund Eleven (“ICON Capital”), ICON Canada Inc., an affiliate of ICON Capital (“ICON Canada” and, together with ICON Capital, “ICON”), and Fund Eleven (the “Purchase and Sale Agreement”), pursuant to which Fund Eleven has agreed to acquire substantially all of the equipment leasing portfolio and assume the liabilities related thereto (the “Leasing Portfolio”) of Clearlink Capital Corporation, a financial services provider based in Mississauga, Ontario, Canada (“Clearlink”). Simultaneously with the execution of the Purchase and Sale Agreement, ICON entered into an agreement with Clearlink pursuant to which ICON agreed, among other things, to purchase the Leasing Portfolio from Clearlink and assume the non-recourse debt and other obligations related thereto.

Clearlink was established in 1984. Based in Mississauga, Ontario, Canada, Clearlink was a financial services company that focused on providing lease financing for companies seeking to acquire technology related equipment. Clearlink had access to a full range of asset acquisition, configuration and installation services in addition to offering asset management solutions including, administrative reporting and efficiency and performance monitoring. Clearlink operated throughout North America.

On March 7, 2006, Fund Eleven completed the acquisition of the Leasing Portfolio. The Leasing Portfolio is comprised mainly of information technology and technology-related equipment, including personal computers and client/server equipment that perform business-related functions such as database inquiries. Fund Eleven acquired the Leasing Portfolio, which has an original equipment cost of approximately CDN$235,000,000, for approximately CDN$166,000,000 in cash and the assumption of non-recourse debt and other obligations related thereto, which amount includes a further asset sale of approximately CDN$24,000,000 that Clearlink has, subject to certain events, committed to complete and is subject to a post-closing adjustment, if any, based on a final review of the composition of the Leasing Portfolio. As of February 28, 2006, the Leasing Portfolio consisted of approximately 1,100 equipment schedules originated by Clearlink, predominantly with large, investment grade or similarly creditworthy lessees. In the aggregate, 30lessees comprise approximately 80% of the Leasing Portfolio. The Leasing Portfolio has a weighted average remaining term of approximately 27 months.

Lease Transactions

Global Crossing Transaction

Fund Eleven, together with certain of its affiliates, has agreed to purchase state-of-the-art telecommunications equipment from various vendors. The equipment, once purchased, will be subject to a forty-eight (48) month lease with Global Crossing Telecommunications, Inc. (“Global Crossing”). The equipment to be purchased and leased to Global Crossing includes innovative voice transport systems and high capacity conferencing servers that will be installed in multiple domestic and international hub locations on Global Crossing’s Voice over Internet Protocol Network.

Global Crossing is an Internet protocol based telecommunications provider that delivers voice, video, and data services to its customers. Global Crossing’s parent, Global Crossing Ltd. (“GCL”), which is the guarantor of Global Crossing’s obligations under the lease, is a publicly traded company that is mostly owned by three parties: Singapore Telecom Telemedia, which currently owns approximately 71% of GCL’s outstanding shares, and approximately 27% of GCL’s outstanding shares are owned by two well known individual investors. Fund Eleven's portion of the purchase price for the equipment is approximately $7,670,000.

EAM Transaction

Fund Eleven, together with one of its affiliates, entered into an agreement for the purchase of industrial gas meters and accompanying data loggers and that will be subject to a lease with EAM Assets Ltd. (“EAM”) expiring in December 2013. Data loggers are attached to gas meters in order to provide accurate readings of gas usage from remote locations.

EAM is a meter asset manager that is responsible for maintaining industrial gas meters in the United Kingdom. EAM is wholly owned by Energy Assets Ltd., a licensed meter asset manager that is authorized under United Kingdom law to manage installed gas meters. Fund Eleven's portion of the purchase price for the equipment is approximately (Pounds Sterling) 3,250,000.

AeroTV Transaction

Fund Eleven, together with one of its affiliates, has agreed to purchase digital audio/visual entertainment systems that is subject to a lease with AeroTV Ltd. (“AeroTV”) expiring in 2008. AeroTV, which is based in the United Kingdom, is a provider of on board digital video systems for airlines, rail and coach operators. Fund Eleven's portion of the purchase price for the equipment is approximately (Pounds Sterling) 1,615,000.

The disclosure under the heading “Relationships with Some of Our Affiliates” on page 41 of Fund Eleven’s prospectus, dated April 21, 2005, as supplemented, is hereby replaced in its entirety by the following:

RELATIONSHIPS WITH SOME OF OUR AFFILIATES

The following diagram shows our relationship to some of our affiliates. The solid lines indicate ownership and the dashed lines indicate contractual relationships. All of the entities shown below are corporations except as otherwise indicated.

The disclosure under the heading “Management” on pages 42-43 of Fund Eleven’s prospectus, dated April 21, 2005, as supplemented, is hereby replaced in its entirety by the following:

MANAGEMENT

The Manager

We (ICON Capital Corp.) are a Connecticut corporation formed in 1985. Our principal office is located at 100 Fifth Avenue, Fourth Floor, New York, New York 10011 ((212) 418-4700), and we have an additional office at 260 California Street, 7th Floor, San Francisco, California 94111 ((415) 981-4266). Our executive officers, listed below, have extensive experience in selecting, acquiring, leasing, financing, managing and remarketing (re-leasing and selling) equipment.

All services relating to the day-to-day management of equipment and acquiring of leases and will be performed by us or under our direction. These services include:

•	collecting payments due from the lessees,
•	remarketing equipment which is off-lease,
•	inspecting equipment,
•	being a liaison with lessees,
•	supervising equipment maintenance, and
•	monitoring performance by the lessees of their obligations, including payment of rent and all operating expenses.

Our officers and directors are:

Beaufort J.B. Clarke	Chairman, Chief Executive Officer and Director
Paul B. Weiss	President and Director
Thomas W. Martin	Chief Operating Officer, Chief Financial Officer and Director
Michael A. Reisner	Executive Vice President - Acquisitions
Mark Gatto	Executive Vice President – Business Development
Joel S. Kress	Senior Vice President and General Counsel
David J. Verlizzo	Vice President and Deputy General Counsel
David C. Wright	Senior Vice President - Accounting

Beaufort J. B. Clarke, 59, has been our Chairman, Chief Executive Officer and Director since August of 1996. He was our President from August of 1996 until December 31, 1998. Prior to his present positions, Mr. Clarke was founder, President and Chief Executive Officer of Griffin Equity Partners, Inc. (a purchaser of equipment leasing portfolios) from October 1993 through August 1996. Prior to that, Mr. Clarke was President of Gemini Financial Holdings, Inc. (an equipment leasing company) from June 1990 through September 1993. Previously, Mr. Clarke was a Vice President of AT&T Systems Leasing. Mr. Clarke formerly was an attorney with Shearman and Sterling. Mr. Clarke received a B.A. degree from the George Washington University and a J.D. degree from the University of South Carolina. Mr. Clarke has been in the equipment leasing business, as a business person and lawyer, since 1979.

Paul B. Weiss, 45, has been our President and Director since January 1, 1999. Mr. Weiss was our Director and Executive Vice President responsible for lease acquisitions from November of 1996 until December 31, 1998. Mr. Weiss served as Executive Vice President and co-founder of Griffin Equity Partners, Inc. from October of 1993 through November of 1996. Prior to that, Mr. Weiss was Senior Vice President of Gemini Financial Holdings, Inc. from 1991 to 1993 and Vice President of Pegasus Capital Corporation (an equipment leasing company) from 1988 through 1991. Mr. Weiss has a B.A. in Economics from Connecticut College. Mr. Weiss has been in the equipment leasing business since 1988.

Thomas W. Martin, 52, has been our Chief Operating Officer since February 2006 and has been our Chief Financial Officer and Director (and Director, President and Treasurer of the dealer-manager as well) since August of 1996. Mr. Martin was the Executive Vice President, Chief Financial Officer and a co-founder of Griffin Equity Partners, Inc. from October 1993 to August 1996. Prior to that, Mr. Martin was Senior Vice President of Gemini Financial Holdings, Inc. from April 1992 to October 1993 and he held the position of Vice President at Chancellor Corporation (an equipment leasing company) for 7 years. Mr. Martin has a B.S. degree from University of New Hampshire. Mr. Martin has been in the equipment leasing business since 1983.

Michael A. Reisner, 35, became an Executive Vice President – Acquisitions in February 2006. Mr. Reisner is responsible for the acquisition of equipment subject to lease. Mr. Reisner was our Senior Vice President and General Counsel from January 2004 through January 2006. Mr. Reisner was our Vice President and Associate General Counsel from March 2001 until December 2003. Previously, from 1996 to 2001, Mr. Reisner was an attorney with Brodsky Altman & McMahon, LLP in New York, concentrating on commercial transactions. Mr. Reisner received a J.D. from New York Law School and a B.A. from the University of Vermont.

Mark Gatto, 33, became an Executive Vice President – Business Development in February 2006. Mr. Gatto is responsible for business and corporate development. Before serving as our Associate General Counsel from November 1999 through October 2000, Mr. Gatto was an attorney with Cella & Goldstein in New Jersey, concentrating on commercial transactions and general litigation matters. From November 2000 to June 2003, Mr. Gatto was Director of Player Licensing for the Topps Company and, in July 2003, he co-founded a specialty business consulting firm in New York City and served as its managing partner before re-joining ICON in April 2005. Mr. Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.

Joel S. Kress, 33, became our Senior Vice President and General Counsel in February 2006. Mr. Kress was our Vice President and Associate General Counsel from August 2005 until January 2006. Previously, from 2001 to 2005, Mr. Kress was an attorney with Fried, Frank, Harris, Shriver & Jacobson LLP in New York and London, England, concentrating on mergers and acquisitions, corporate finance and financing transactions (including debt and equity issuances), and private equity investments. Mr. Kress received a J.D. from Boston University School of Law and a B.A. from Connecticut College.

David J. Verlizzo, 33, became our Vice President and Deputy General Counsel in February 2006. Mr. Verlizzo was our Assistant Vice President and Associate General Counsel from May 2005 until January 2006. Previously, from 2001 to 2005, Mr. Verlizzo was an attorney with Cohen Tauber Spievack & Wagner LLP in New York, concentrating on public and private securities offerings, securities law compliance, and corporate and commercial transactions. Mr. Verlizzo received a J.D. from Hofstra University School of Law and a B.S. from The University of Scranton.

David C. Wright, 48, a certified public accountant, became our Senior Vice President – Accounting in February 2005. Mr. Wright was our Vice President – Accounting from August 2004 until January 2005. Previously, from 1989 through 2004, Mr. Wright was employed as a manager at several regional and national public accounting firms, including Grant Thornton LLP, Goldstein Golub Kessler LLP, and Hays & Company LLP, having responsibility for both public and private engagements. Mr. Wright received a B.A. from Ohio Wesleyan University.

Each of Messrs. Clarke, Weiss and Martin would be considered “promoters” of Fund Eleven. As officers and directors of ICON Capital Corp., each of Messrs. Clarke, Weiss and Martin would receive, indirectly, a portion of the compensation received by ICON Capital Corp. as set forth under “Our Compensation.” Mr. Martin is also an officer and director of ICON Securities Corp. and as such would receive, indirectly, a portion of the compensation received by ICON Securities Corp. as set forth under “Our Compensation.”

Our Affiliates

ICON Securities Corp., the dealer manager, is a New York corporation and a wholly owned subsidiary of ICON Capital Corp. It was formed in 1982 to manage the equity sales for investor programs sponsored by its affiliates. It is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ICON Securities Corp. is the dealer-manager of this offering.

Sticker to Prospectus

The Prospectus for ICON Leasing Fund Eleven, LLC consists of this sticker, the Prospectus which is dated April 21, 2005, Supplement No. 1, dated June 17, 2005, Supplement No. 2, dated June 27, 2005; Supplement No. 3, dated August 15, 2005; Supplement No. 4, dated November 15, 2005, Supplement No. 5, dated November 28, 2005; and Supplement No. 6, dated March 17, 2006. Supplement No. 6 contains information related to the current status of the offering, certain information related to Fund Eleven’s current portfolio and updates certain information in the Prospectus.